UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended December 31, 2005
                          -----------------

                 OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
----
    ACT OF 1934

For the transition period from                  to
                              -----------------     -----------------

Commission file number 33-10665
                       --------



              THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN
              ----------------------------------------------------
                            (Full title of the plan)


                           General Motors Corporation
                    300 Renaissance Center, Detroit, Michigan
                                   48265-3000
          ------------------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313) 556-5000

       Notices and communications from the
       Securities and Exchange Commission
       relative to this report should be
       forwarded to:



                                                Paul W. Schmidt
                                                Controller
                                                General Motors Corporation
                                                300 Renaissance Center
                                                Detroit, Michigan 48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
    ----------------------------------------------


                                                                   Page No.
                                                                   --------
    The GMAC Mortgage Group, Inc. Savings Incentive Plan:
       Report of Independent Registered Public Accounting Firm          3
       Statements of Net Assets Available for Benefits                  4
       Statement of Changes in Net Assets Available for Benefits        5
       Notes to Financial Statements                                    6
       Supplemental schedule as of December 31, 2005:
       Schedule H, Part IV, Line 4i - Schedule of Assets Held at
         End of Year                                                   14

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which such schedules are required or because such schedules have been previously submitted to the Department of Labor.


(b) EXHIBIT
    -------

    Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               THE GMAC MORTGAGE GROUP, INC.
                                               SAVINGS INCENTIVE PLAN
                                               -----------------------------
                                                      (Name of Plan)



Date     June 29, 2006                   By
         ------------
                                               /s/David C. Walker
                                               ------------------
                                               (David C. Walker,
                                                Chief Financial Officer,
                                                GMAC Mortgage Group, Inc.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of
The GMAC Mortgage Group, Inc. Savings Incentive Plan
Horsham, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the GMAC Mortgage Group, Inc. Saving Incentive Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/Deloitte & Touche LLP
------------------------
DELOITTE & TOUCHE LLP
Philadelphia, PA
June 27, 2006

              THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2005 AND 2004

                                                     2005            2004

ASSETS:
  Participant-directed investments              $477,760,688     $415,566,305
  Nonparticipant-directed investments (Note 5)    56,857,727       70,705,538
                                                 -----------      -----------

     Total investments                           534,618,415      486,271,843
                                                 -----------      -----------

  Receivables:
  Participant contributions                            7,557           31,507
  Employer contributions                           2,701,137          371,970
                                                 -----------      -----------

     Total receivables                             2,708,694          403,477
                                                 -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS               $537,327,109     $486,675,320
                                                 ===========      ===========



See notes to financial statements.

              THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
  Contributions:
    Employee                                             $75,285,646
    Employer                                              25,400,126
                                                          ----------

       Total contributions                               100,685,772
                                                         -----------

  Investment income (loss):
    Net depreciation in fair
       value of investments (Note 4)                     (20,310,227)
    Interest and dividends                                17,982,985
                                                          ----------

    Net investment loss                                   (2,327,242)
                                                           ---------

DEDUCTIONS:
  Benefits paid to participants                           47,706,741
                                                          ----------

INCREASE IN NET ASSETS                                    50,651,789

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                      486,675,320
                                                         -----------

  End of year                                           $537,327,109
                                                         ===========



See notes to financial statements

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005
-------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN

    The following description of the GMAC Mortgage Group Inc. Savings Incentive Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    The Plan was initially effective
    January 1, 1978 under the sponsorship of Colonial Mortgage Service Company ("Colonial") and was then known as the Colonial Companies Savings and Incentive Plan. GMAC Mortgage Corporation acquired all of the outstanding stock of Colonial in 1986 and adopted the Plan as The GMAC Mortgage Corporation Savings Incentive Plan. The Plan was subsequently assumed by GMAC Mortgage Group (the "Group") and was renamed The GMAC Mortgage Group, Inc. Savings Incentive Plan. The Plan has been amended or amended and restated from time to time. The Plan was last amended and restated effective January 1, 2001. The Plan's most recent amendment was effective March 23, 2006.

    The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    General--The Plan is a defined contribution plan with a cash or deferred arrangement for substantially all employees of the Group, its participating subsidiaries and any related entities electing to adopt the Plan with the permission of the Group's Board of Directors or the Plan Administrative Committee. The primary subsidiaries or related entities and their respective subsidiaries participating in the Plan include:

    o  GMAC Residential Holding Corporation ("GMAC Residential")
    o  Residential Funding Corporation ("RFC")
    o GMAC Commercial Holding Corporation ("GMAC Commercial Mortgage"). On March 23, 2006, a sale of 78% equity interest in GMAC Commercial Mortgage was finalized. As of that date, GMAC Commercial Mortgage is no longer part of the GM Control Group and is no longer part of the employer in the GMAC Mortgage Group, Inc. Savings Incentive Plan. On March 23, 2006, each participant who was an employee of GMAC Commercial Mortgage without a severance date was transferred and became 100% vested in all contributions regardless of length of service.

    The Group controls and manages the operation and administration of the plan. Fidelity Management Trust Company ("Fidelity") serves as the trustee of the Plan.

    Contributions--Annual additions to a participant's account are subject to certain limitations imposed by the Plan, and the Internal Revenue Code ("IRC") limitations. Employees may elect to contribute to the Plan on a pre-tax basis, in even multiples of 1% up to 99% of eligible compensation (or the amount available after statutory and other benefit deductions are taken). Contributions are subject to a limit of $14,000, plus as applicable, the limit for age 50 or older catch-up contributions of $4,000 for the year ended December 31, 2005. After one year of service, the Group will match 100% of a participant's contribution, up to 6% of compensation on a per payroll period basis, to an annual matching limit of $3,000, subject to adjusting contributions at the end of the year to provide the participant with the same level of employer matching contribution as the participant would have received if the participant made level contributions throughout the year. Additional amounts may be contributed at the discretion of

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005 (continued)
-------------------------------------------------------------------------------


    GMAC Residential and RFC to non-highly compensated employees. Such a contribution was made on March 9, 2006 in a total amount of $2,338,375 for the Plan year ended December 31, 2005. Participants may also contribute certain amounts representing distributions from other qualified defined benefit or defined contribution Plans.

    Investments--Based on the participant's election, participant contributions can be directed to any of several investment funds or options. As of December 31, 2005, the Plan currently offers 20 mutual funds and the General Motors Unitized Stock Fund ("GMUS") as investment options for participants. Participants may elect to change contribution elections daily and are permitted to change allocations among funds or transfer balances between funds, in 1% increments, daily. Employer contributions are automatically invested in GMUS and are considered as nonparticipant-directed investments at this point. The participants, however, have the ability to transfer funds immediately. Discretionary contributions are made to the same fund elections as the participant contributions.

    Eligibility--Employees, except those in an ineligible classification, generally are eligible to make elective contributions to the Plan starting on the first day of the calendar month following 30 days of employment. Employees considered ineligible are those covered by a collective bargaining agreement, part-time commissioned employees not eligible for fringe benefits, part-time employees scheduled to work less than 20 hours per week, temporary employees, those employed as mortgage loan agents by GMAC Home Services, non-resident aliens with no United States source income, leased employees (paid by an entity other than the Group), or independent contractors. Temporary employees and those scheduled to work less than 20 hours per week become eligible once they complete one year of eligibility service if they are employed by the Group on that date.

    Participant Accounts--Individual accounts are maintained for each Plan participant. The Salary Reduction Account consists of a participant's contributions. The Matching Account consists of the Group's contributions. An account is also maintained for each participant that has rollover contributions from a prior Qualified Plan and in 2005 a separate account was established for Qualified Non-Elective Contributions ("QNEC"). The QNEC consist of contributions made by the employer to eligible non-highly compensated employees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Any increase or decrease in the market value of each investment category and all accrued income, expense, and realized profit or loss are added to or deducted from the account of each participant in proportion to account balance.

    Vesting--Participants are vested immediately in their contributions in the Salary Reduction Account plus actual earnings thereon. Vesting in the Group's contributions in the Matching Account plus earnings thereon is based on years of service. The participants' Matching Account vested balance is 20% after one year of service and increases 20% per year thereafter until becoming 100% (fully) vested after 5 years of service.

    Participant Loans--Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. Interest on participant loans is determined by the Group based on rates offered by commercial lenders for similar type loans. The interest rate on a participant loan is the prime rate + 1%. Loan repayments generally are made in level payments each pay period during the term of the loan. The loan term is not to exceed ten years if the loan is used for the purchase of a home or five years if the loan is used for any other purpose. Loans are funded through the liquidation of the participant's related investments. Repayments of principal and interest are reinvested based upon the participant's current investment options.

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005 (continued)
-------------------------------------------------------------------------------


    Payment of Benefits--On termination of service, a participant may generally elect to withdraw his or her vested accrued benefit at any time subject to a tax penalty if withdrawn prior to age 59 1/2. A participant's vested accrued benefit may be withdrawn prior to termination because of financial hardship. A participant will receive his or her withdrawal in a lump-sum payment. Distributions are ordinarily made in cash (or as a direct rollover); however, a participant may also elect a distribution of shares of stock to the extent that a participant's accrued benefit is invested in employer stock.

    Forfeitures--At December 31, 2005 and 2004, forfeited non-vested accounts totaled $1,585,330 and $1,242,042, respectively. These accounts will be used to pay Plan expenses or reduce subsequent Group contributions. During the year ended December 31, 2005, employer contributions were reduced by $1,990,030 from forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting-- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

    Basis of Presentation--Certain prior year amounts have been reclassified to conform to current year classifications.

    Use of Estimates--The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

    Risks and Uncertainties--The Plan utilizes various investment instruments such as, mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

    Investment Valuation and Income Recognition--The Plan's investment are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held y the Plan at year end. Participant loans are valued at the outstanding loan balances, which approximate fair value.

    Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on cash basis. Dividends are recorded on the ex-dividend date.

    Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005 (continued)
-------------------------------------------------------------------------------


    Payment of Benefits--Benefit payments to participants are recorded upon distribution.

    Administrative Expenses--Administrative expenses of the Plan are paid by the Plan as provided in the Plan document. Advisory, auditing and accounting services were paid for by the Group on behalf of the Plan. Costs for such outside services amounted to approximately $308,937 during the year ended December 31, 2005.

3.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Group has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant's Matching Account becomes fully vested.

4.  INVESTMENTS AND INVESTMENT OPTIONS

    Each of the following investments' market value represented five percent or more of the Plan's assets available for benefits at December 31, 2005 and 2004:

                                                        December 31,
  Investment description and number of shares        2005          2004

  Fidelity Management Trust Company:
    Fidelity Contrafund (885,625 and 694,625
       shares, respectively)                     $57,353,121   $39,413,039
    Spartan US Equity Index Fund
       (2,408,331 and 302,666 shares
       respectively)                             106,351,899    12,972,283
    Puritan Fund (1,681,881 and 519,686 shares,
       respectively)                              31,501,644     9,848,058
    Managed Income Fund (57,922,817 and
       28,482,400 shares, respectively)           57,922,817    28,482,400
    Value Fund (480,711 and
     174,372 shares, respectively)                36,476,407    12,430,997
    Diversified International Fund (1,151,739
       and 311,113 shares, respectively)          37,477,615     8,910,303
    General Motors Unitized Common Stock Fund
       (6,060,214 and 7,002,671 shares,
       respectively)*                             34,543,220    76,399,136


  *  Includes nonparticipant-directed

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005 (continued)
-------------------------------------------------------------------------------



    During the year ended December 31, 2005, the Plan's investments, which consist of mutual funds and individual stock funds (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value as follows:

         Asset Allocation Funds                           $1,034,141
         Balanced Funds                                      353,357
         Bond Funds                                         (585,834)
         Common Stock Funds                              (36,867,981)
         Growth & Income Funds                            (2,275,414)
         Growth Funds                                     14,090,625
         International Growth Funds                        3,961,014
         Specialty Fund                                      (20,135)
                                                          ----------

         Net depreciation in fair value of investments  $(20,310,227)
                                                          ==========



The objective of the GMUS is to provide a General Motors stock investment option that can be traded and accessed with the same frequency and timeliness as a mutual fund. This Fund is primarily comprised of General Motors ("GM") Common Stock and a small percentage of cash and/or other liquid investments ranging from 1 to 3 percent of total assets of the fund. The availability of the cash makes it possible to trade shares of GM Common Stock without waiting the mandatory five-day settlement period. Contributions to each participant's Matching Account are initially invested in the GMUS. Participants have investments in the common stock of Delphi, DirecTV, NewsCorp and Raytheon as a result of receiving distributions of shares of stock to GM Shareholders from GM. Participants have investments in the common stock of Wachovia as a result of receiving distributions of shares of stock from a predecessor of GMAC Residential These investments have been included as nonparticipant-directed investments. See Note 5 for more detailed financial information regarding the activity of nonparticipant-directed investments.

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005 (continued)
-------------------------------------------------------------------------------


5.  NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2005 and for the year ended December 31, 2005 is as follows:

                                                     At December 31,
                                                  2005            2004

  Nonparticipant-directed investments         $56,857,727    $70,705,538
                                               ==========     ==========

  ADDITIONS:
    Contributions:
     Employer                                  23,210,569
                                               ----------

       Total contributions                     23,210,569
                                               ----------

    Investment income (loss):
     Net depreciation in fair value of
       investments                            (32,785,469)
     Dividends                                     52,842
                                               ----------

       Net investment loss                    (32,732,627)

  DEDUCTIONS:
    Benefits paid to participants               4,044,725
    Net transfers to participant-directed
      investments                                 281,029
                                               ----------

       Total deductions                         4,325,754
                                               ----------

  DECREASE IN NET ASSETS                      (13,847,811)
                                               ----------

  NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                          70,705,538
                                               ----------

    End of year                               $56,857,727
                                               ==========

6.  FEDERAL INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated August 20, 2002 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005 (continued)
-------------------------------------------------------------------------------


7.  EXEMPT PARTY-IN-INTEREST-TRANSACTIONS

    Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on a fund. The total balance for these Funds was $321,765,649 and $365,958,013 at December 31, 2005 and 2004, respectively.
    These investments earned income of $47,628,642 during the year ended December 31, 2005.

    Through its GMUS investment option, the Plan has invested in the indirect parent of the Group. See Note 5 for more detailed financial information regarding the activity of nonparticipant-directed investments. During the year ended December 31, 2005, participants had the following participant directed and non-participant directed transactions in the Plan as a result of the GMUS investment option:

         Total dollar amount of purchases             $28,062,586
         Total dollar amount of sales                  34,466,431
         Total dollar amount at cost                   63,660,860
         Total dollar amount at current value          34,543,220


8. SUBSEQUENT EVENTS

    Effective the first payroll on or after March 1, 2006, the Plan automatically enrolled all eligible GMAC Residential Holding Corporation and RFC employees into the Plan. Unless the participant elects differently, participants are automatically enrolled to contribute 2% of compensation on a pre-tax basis. If the participant does not make an investment election, the contribution will be invested into the Fidelity Puritan Fund, which is the Plan's default investment option.

    Effective with the first payroll on or after July 1, 2006, the Plan will invest matching contributions in the same manner as elective participants.

    Effective November 30, 2006, the following investment options will be eliminated from the Plan: GM Common Stock, DirecTV Common Stock, News Corporation Non-Voting Common Stock, Delphi Common Stock, Raytheon Company Common Stock and Wachovia Group Common Stock. All investment balances in these investment options will be liquidated.

    The Plan will implement additional Hardship withdrawals allowed as per the revised IRS section 401(k) regulation. The regulations have been expanded to include (i) funeral expenses that a participant incurs for a family member's funeral and (ii) expenses to make principal residence repairs necessitated by a casualty loss, such as hurricane or fire.

    The Plan will be revised to include a partial payment distribution option in addition to the current lump sum distribution payment option as the participant or beneficiary elects, consistent with IRC minimum distribution requirements.

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005 (concluded)
-------------------------------------------------------------------------------


    Effective January 1, 2007, the 401(k) plan will be enhanced. The maximum employer contribution will be increased from $3,000 to $6,000 and two additional 401(k) plan contributions will also be added; a non-discretionary retirement contribution and a discretionary profit sharing contribution. The non-discretionary retirement contributions will be a 2% annual of base compensation contribution while the discretionary profit-sharing contribution allows for a 0% - 2% annual contribution of base contribution.



                                   * * * * * *



THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT
END OF YEAR DECEMBER 31, 2005
---------------------------------------------------------------------------------------------------------


(a)(b) Identity of Issue, Borrower,    (c) Description of             (d) Cost       (e) Current Value
       Lessor or Similar Party             Investment,
                                           Including Maturity
                                           Date, Rate
                                           of Interest,
                                           Collateral, par or
                                           Maturity Value
---------------------------------------------------------------------------------------------------------
*  Various Participants                Participant Loans                 **              $11,569,100
                                       (maturing 2006 to 2016
                                       at interest rates of 5%
                                       to 10.5%)
*  Fidelity Contrafund                 Growth Fund                       **               57,353,121
*  Fidelity Managed Income Fund        Stable Value Fund                 **               57,922,817
*  Fidelity Retirement Government
     Money Market Fund                 Money Market Fund                 **                      412
*  Fidelity Blue Chip Growth Fund      Growth & Income Fund              **               17,580,739
*  Fidelity Small Cap Stock Fund       Growth Fund                       **               13,915,010
*  Fidelity Spartan U.S. Equity
     Index Fund                        Growth Fund                       **              106,351,899
*  Fidelity Puritan Fund               Balanced Fund                     **               31,501,644
*  Fidelity Ginnie Mae Fund            International Growth Fund         **                        3
*  Fidelity Low-Price Stock Fund       Growth Fund                       **               25,828,258
*  Fidelity Equity Income Fund         Growth Fund                       **               10,396,520
*  Fidelity Freedom 2010 Fund          Asset Allocation Fund             **                7,016,710
*  Fidelity Freedom 2020 Fund          Asset Allocation Fund             **                9,700,869
*  Fidelity Freedom 2030 Fund          Asset Allocation Fund             **               10,038,160
*  Fidelity Freedom 2040 Fund          International Growth Fund         **                3,194,060

---------------------------------------------------------------------------------------------------------

(Continued)




THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT
END OF YEAR DECEMBER 31, 2005
---------------------------------------------------------------------------------------------------------


(a)(b) Identity of Issue, Borrower,    (c) Description of             (d) Cost       (e) Current Value
       Lessor or Similar Party             Investment,
                                           Including Maturity
                                           Date, Rate
                                           of Interest,
                                           Collateral, par or
                                           Maturity Value
---------------------------------------------------------------------------------------------------------
*  Fidelity Value Fund                 Growth Fund                       **              $36,476,407
*  Third Avenue Real Estate
     Value Fund                        Specialty Fund                    **                2,720,648
*  Harris Small Cap Value Fund         Growth Fund                       **                1,782,488
*  Diversified International Fund      International Growth Fund         **               37,477,615
*  Fidelity Fixed Income Trust
     Inflation Protected Bond Fund     Bond Fund                         **                3,363,304
*  Janus Advisor Series Mid Cap
     Value                             Growth Fund                       **               19,340,739
*  ING Partners Inc PIMCO Total
     Return Portfolio                  Bond Fund                         **               24,949,998
*  Alger Fund MidCap Growth Portfolio  Growth Fund                       **               10,140,944
*  Delphi Automotive                   Common Stock Fund         $1,317,769                   42,194
*  General Motors Unitized CS Fund     Common Stock Fund***      63,660,860               34,543,220
*  DirectTV Common Stock               Common Stock Fund            287,873                  227,286
*  Newscorp Class A                    Common Stock Fund             55,523                   54,812
*  Raytheon Common Stock               Common Stock Fund            400,085                  372,452
*  Wachovia Corporation Stock Fund     Common Stock Fund            250,167                  756,986
                                                                                        ------------

                                                                         **             $534,618,415

*    Party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included
***  Included participant-directed and nonparticipant-directed investments.

(Concluded)

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